FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held company with authorized capital

CNPJ/MF nº 47.508.411/0001-56
NIRE: 35.300.089.901

NOTICE OF MATERIAL FACT

Companhia Brasileira de Distribuição (“Company” or “CBD”), in compliance with the provisions of Article 157, Paragraph Four, of Law No. 6,404, dated as of December 15th, 1976, and of CVM Rule No. 358, dated as of January 3rd, 2002, hereby informs its shareholders and the market the following:

As informed on the date hereof in the Notice of Material Fact disclosed by Via Varejo S.A. (“Via Varejo”), a company controlled by CBD, a memorandum of understanding establishing the preliminary terms and conditions for a potential integration of the e-commerce business developed by Cnova Brazil (“Cnova Brazil”), a Brazilian subsidiary of Cnova N.V. (“Cnova NV”), with the retail business operated in brick and mortar stores developed by Via Varejo, was executed (“Reorganization”). As a result of the Reorganization, Via Varejo will become an integrated brick and mortar and e-commerce retail company in Brazil, while Cnova NV will continue its e-commerce activities outside of Brazil.

The Reorganization, whose terms and conditions were presented in Via Varejo’s Notice of Material Fact, was agreed by an advising committee of Cnova NV’s Board of Directors (“Cnova NV Transaction Committee”) and by the executive officers of Via Varejo based on three assumptions, which are: (i) following the Reorganization, Casino Guichard-Perrachon (“Casino”) shall launch a tender offer for the acquisition of shares held by Cnova NV’s free float minority shareholders (“Tender Offer”), in which the shares held by the founding shareholder CBD shall not be sold; (ii) the Reorganization shall not result in any dilution to Via Varejo’s shareholders; and (iii) the decision regarding the implementation of the Reorganization be submitted to Via Varejo’s minority shareholders, owners of common and preferred shares, in a general meeting without the participation of CBD in the resolution.

In this sense, in order to ensure the independence of the approval process of the transaction and, therefore, concentrate in Via Varejo’s minority shareholders, holders of common and preferred shares, the power to decide on the implementation of the Reorganization, the representatives of the Company, in the previous meeting held on the date hereof in compliance with Via Varejo’s Shareholders Agreement informed that CBD will not exercise its right to vote at Via Varejo’s shareholders meeting that shall resolve on the Reorganization. On the same meeting, the CB Group (consisting of Mr. Michael Klein and the companies EK VV Limited, Bahia VV RK Limited, Bahia VV NK Limited, Altara RK Investments Limited and Altara NK Investments Limited), owner of 117,512,135 common shares and 235,024,264 preferred shares issued by Via Varejo, manifested its commitment of voting in favor of the Reorganization in the event the special committee of Via Varejo’s Board of Directors, created in compliance with the terms of Via Varejo’s Policy for Related Party Transactions, recommend, unanimously, the Reorganization approval.

Casino, in turn, as approved at its Board of Directors’ meeting held on this date, committed to launch the Tender Offer (i) if the Reorganization is approved; and (ii) provided that CBD, founding shareholder of Cnova NV, assume a firm and irrevocable commitment not to sell its Cnova NV shares in the Tender Offer.

If the Reorganization is approved, CBD and Via Varejo shall enter into a new operational agreement, which shall establish the new terms and conditions for the commercial and strategic alignment of their e-commerce and retail activities, especially regarding the joint purchases of common products and the e-commerce activities under the brand “Extra” (“New Operational Agreement”).

In light of the above, and in compliance with the terms of the CBD’s Policy for Related Party Transactions, the Company’s Board of Directors resolved, in a meeting held on this date, on the creation of a special committee formed by the board members Mrs. Eleazar de Carvalho Filho, Maria Helena S. F. Santana and Luiz Aranha Corrêa do Lago (“CBD Special Committee”), which shall interact with Via Varejo’s special committee and Cnova NV Transaction Committee and issue a recommendation to the Board of Directors of CBD regarding (i) the vote to be cast by CBD at the Cnova NV’s shareholders meeting that shall resolve on the Reorganization; (ii) the decision on not selling shares issued by Cnova NV held by CBD in the Tender Offer; and (iii) the terms and conditions of the New Operational Agreement.

The Company will inform again its shareholders and the market regarding the Reorganization after the conclusion of the analysis by the CBD Special Committee.

São Paulo, May 11, 2016.

CHRISTOPHE JOSÉ HIDALGO
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 12, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.